

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 8, 2016

<u>Via E-Mail</u>
Michael A. Happel
Chief Executive Officer and President
New York REIT, Inc.
405 Park Ave., 14th Floor
New York, NY 10022

> **Re: New York REIT, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 26, 2016**
> **File No. 001-36416**

Dear Mr. Happel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Michael J. Choate, Esq. (Via E-Mail)
Proskauer Rose LLP